UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2013

Commission File No.: 001-35201

ZODIAC EXPLORATION INC.

(Translation of the registrant’s name into English)

400, 1324 – 17th Ave SW, Calgary, Alberta, Canada, T2T 5S8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit

99.1	Consolidated Financial Statements for the three months ended December 31, 2012
99.2	Management Discussion and Analysis for the three months ended December 31, 2012
99.3	Certification of Interim Filings dated February 28, 2013 (CEO)
99.4	Certification of Interim Filings dated February 28, 2013 (CFO)
99.5	Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information
99.6	Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information

588699.2

ZODIAC EXPLORATION INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZODIAC EXPLORATION INC.

Date March 01, 2013

By:       /s/ Peter Haverson

Name: Peter Haverson

Title: Interim President & Chief Executive Officer

Exhibit Index

Exhibit

99.1	Consolidated Financial Statements for the three months ended December 31, 2012
99.2	Management Discussion and Analysis for the three months ended December 31, 2012
99.3	Certification of Interim Filings dated February 28, 2013 (CEO)
99.4	Certification of Interim Filings dated February 28, 2013 (CFO)
99.5	Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information
99.6	Form 51-101F3 Report of Management and Directors on Reserves Data and Other Information